Form T-1 to Registration No. 333-72034

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A U.S. National Banking Association	13-5266470
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Avenue, New York, New York	10043
(Address of principal executive offices)	(Zip code)

COMPUTER SCIENCES CORPORATION

(Exact name of obligor as specified in its charter)

Nevada	95-2043126
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2100 East Grand Avenue El Segundo, California	90245
(Address of principal executive offices)	(Zip code)

Debt Securities

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)    Name and address of each examining or supervising authority to which it is subject.

         Comptroller of the Currency

         Treasury Department

         Washington, D.C.

         Federal Deposit Insurance Corporation

         Washington, D.C.

         The Federal Reserve Bank of New York

         33 Liberty Street

         New York, NY

(b) Whether it is authorized to exercise corporate trust powers. The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor.	If the obligor is an affiliate of the trustee, describe each such affiliation. None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15. Foreign Trustee.	Not applicable.

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility. Citibank, N.A. incorporates by reference into this Form T-1 the exhibits identified in parentheses below, which are on file with the Securities and Exchange Commission.

Exhibit 1	A copy of the Articles of Association of the trustee now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2	A copy of the certificate of authority of the trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577)

Exhibit 3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4.	Copy of By-laws of the trustee as now in effect. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5.	Not applicable.

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Exhibit 6.	The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939. (as of February 10, 2003—attached)

Exhibit 7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. (as of September 30, 2002—attached)

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 10th day of February, 2003.

CITIBANK, N.A.

By:	/s/ WAFAA ORFY
Wafaa Orfy Vice President

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